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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

ENCORE MEDICAL CORPORATION
(Name of Issuer)
Common Stock ($0.001 par value)
(Title of Class of Securities)
29256E109
(CUSIP Number)
Harry L. Zimmerman, Esq.
Encore Medical Corporation
9800 Metric Blvd.
Austin, Texas 78758
(512) 832-9500
Copy to:
Steven J. Gartner, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 30, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	29256E109

1	NAMES OF REPORTING PERSONS: Kenneth W. Davidson

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,879,760*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

10,879,760*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,879,760*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
*	Beneficial ownership of the shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Galen Voting Agreement and Management Voting Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	29256E109

1	NAMES OF REPORTING PERSONS: Harry L. Zimmerman

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,879,760*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

10,879,760*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,879,760*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
*	Beneficial ownership of the shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Galen Voting Agreement and Management Voting Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1. SECURITY AND ISSUER.
               This Statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”) of Encore Medical Corporation, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 9800 Metric Blvd., Austin, Texas 78758.
ITEM 2. IDENTITY AND BACKGROUND.
               This Schedule 13D is being filed jointly by:
(i)	Mr. Kenneth W. Davidson; and

(ii)	Mr. Harry L. Zimmerman (the foregoing, collectively, the “Reporting Persons”).
               The principal business address of each Reporting Person is c/o Encore Medical Corporation, 9800 Metric Blvd., Austin, Texas 78758.
               The principal occupation of Mr. Kenneth W. Davidson is Chairman and Chief Executive Officer of the Company. Mr. Harry L. Zimmerman is an Executive Vice President and General Counsel of the Company.
               During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.
               Each of Messrs. Kenneth W. Davidson and Harry L. Zimmerman is a United States citizen.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
               Not Applicable.
ITEM 4. PURPOSE OF THE TRANSACTION.
               On May 17, 2006, at the request of the Company, Blackstone Management Associates V L.L.C., a Delaware limited liability company (“BMA”), on behalf of Blackstone Capital Partners V L.P., a Delaware limited partnership (“BCP V”) and affiliated funds, submitted a letter to the Company outlining a proposal to acquire the Company in a public to private transaction (the “Transaction”).

               On June 30, 2006, the Company issued a press release that it had entered into an agreement and plan of merger (the “Merger Agreement”) with Grand Slam Acquisition Corp., a Delaware corporation (“BCP Acquisition”) and Grand Slam Holdings, LLC, a Delaware limited liability company (“BCP Holdings” and, together with BCP Acquisition, the “BCP Acquisition Entities”), pursuant to which, among other things, the Company would become wholly owned by BCP Holdings. The Company entered into the Merger Agreement based on the unanimous recommendation by a special committee comprised of independent directors of the Company’s board of directors and the unanimous consent of its full Board of Directors.
               Concurrently with execution of the Merger Agreement, the BCP Acquisition Entities entered into a voting agreement dated as of June 30, 2006, with Galen Partners III, L.P., Galen Partners International III, L.P., and Galen Employee Fund III, L.P. (each a “Galen Holder”, and collectively, the “Galen Holders”) (the “Galen Voting Agreement”), relating to the 10,088,724 shares of Common Stock beneficially owned by the Galen Holders or any shares of Common Stock over which any Galen Holder acquires beneficial ownership subsequent to the date of the Galen Voting Agreement (collectively, the “Galen Subject Shares”). Pursuant to the Galen Voting Agreement, and during the Voting Period (as defined below), each Galen Holder has agreed to vote or execute consents with respect to all Galen Subject Shares beneficially owned as of the applicable record date in favor of the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, at any meeting (or any adjournment or postponement thereof) of, or in connection with any proposed action by written consent of, the holders of any class or classes of capital stock of the Company at or in connection with which any of such holders vote or execute consents with respect to any of the foregoing matters.
               In addition, each Galen Holder has also agreed, during the Voting Period, to vote or execute consents, as applicable, with respect to the Galen Subject Shares beneficially owned by it as of the applicable record date (or cause to be voted or a consent to be executed with respect to the Galen Subject Shares beneficially owned by it as of the applicable record date) against each of the matters set forth in clauses (i) or (ii) below at any meeting (or any adjournment or postponement thereof) of, or in connection with any proposed action by written consent of, the holders of any class or classes of capital stock of the Company at or in connection with which any of such holders vote or execute consents with respect to any of the following matters: (i) any action, proposal, transaction or agreement involving the Company or any of its subsidiaries that would reasonably be expected to, in any material respect, prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the Transaction or the other transactions contemplated by the Merger Agreement; or (ii) any Acquisition Proposal (as defined below), other than an Acquisition Proposal made by BCP Holdings.
               The Galen Holders have appointed BCP Holdings as their proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the Voting Period with respect to the Galen Subject Shares in accordance with the Galen Voting Agreement.
               In addition, pursuant to the Galen Voting Agreement, the Galen Holders have agreed, during the Voting Period, not to transfer any or all of the Galen Subject Shares beneficially owned by such Galen Holder or deposit any Galen Subject Shares beneficially owned by such Galen Holder in a voting trust or subject any of such Galen Subject Shares beneficially owned by such Galen Holder to any arrangement or agreement with any person (other than BCP Holdings) with respect to the voting or the execution of consents with respect to any such Galen Subject Shares that would reasonably be expected to restrict such Galen Holder’s ability to comply with and perform such Galen Holder’s covenants and obligations under the Galen Voting Agreement.
               Concurrently with execution of the Merger Agreement, the BCP Acquisition Entities entered into a voting agreement dated as of June 30, 2006, with Kenneth W. Davidson and Harry L. Zimmerman (each a “Management Holder”, and collectively, the “Management Holders”) (the “Management Voting Agreement”), relating to the 791,036 shares of Common Stock beneficially owned by the Management Holders or any shares of Common Stock over which any Management Holder acquires beneficial ownership subsequent to the date of the Management Voting Agreement (collectively, the “Management Subject Shares”). Pursuant to the Management Voting Agreement, and during the Voting Period, each Management Holder has agreed to vote or execute consents with respect to all Management Subject Shares beneficially owned as of the applicable record date in favor of the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, at any meeting (or any adjournment or postponement thereof) of, or in connection with any proposed action by written consent of, the holders of any class or classes of capital stock of the Company at or in connection with which any of such holders vote or execute consents with respect to any of the foregoing matters.
               In addition, each Management Holder has also agreed, during the Voting Period, to vote or execute consents, as applicable, with respect to the Management Subject Shares beneficially owned by it as of the applicable record date (or cause to be voted or a consent to be executed with respect to the Management Subject Shares beneficially owned by it as of the applicable record date) against each of the matters set forth in clauses (i) or (ii) below at any meeting (or any adjournment or postponement thereof) of, or in connection with any proposed action by written consent of, the holders of any class or classes of capital stock of the Company at or in connection with which any of such holders vote or execute consents with respect to any of the following matters: (i) any action, proposal, transaction or agreement involving the Company or any of its subsidiaries that would reasonably be expected to, in any material respect, prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the Transaction or the other transactions contemplated by the Merger Agreement; or (ii) any Acquisition Proposal, other than an Acquisition Proposal made by BCP Holdings.
               The Management Holders have appointed BCP Holdings as their proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the Voting Period with respect to the Management Subject Shares in accordance with the Voting Agreement.
               Pursuant to the Management Voting Agreement, except for transfers to Permitted Transferees (as defined below), the Management Holders have agreed, during the Voting Period, not to transfer any or all of the Management Subject Shares beneficially owned by such Management Holder or deposit any Management Subject Shares beneficially owned by such Management Holder in a voting trust or subject any of such Management Subject Shares beneficially owned by such Management Holder to any arrangement or agreement with any person (other than BCP Holdings) with respect to the voting or the execution of consents with respect to any such Management Subject Shares that would reasonably be expected to restrict such Management Holder’s ability to comply with and perform such Management Holder’s covenants and obligations under the Management Voting Agreement.
               “Voting Period” means the period from and including June 30, 2006 through and including the earlier to occur of (i) the Effective Time of the Transaction (as defined in the Merger Agreement) and (ii) the termination of the Merger Agreement by the BCP Acquisition Entities or the Company in accordance with its terms.
               “Acquisition Proposal” means any proposal or offer (i) relating to a merger, reorganization, consolidation, dissolution, sale of substantial assets, tender offer, exchange offer, recapitalization, liquidation, dissolution, joint venture, share exchange or other business combination involving the Company or any of its subsidiaries, (ii) for the issuance by the Company of 20% or more of its equity securities or (iii) to acquire in any manner, directly or indirectly, 20% or more of the capital stock or assets of the Company or any of its subsidiaries, in each case other than the transactions contemplated by the Merger Agreement.
               “Permitted Transferee” means, with respect to any Management Holder, any of the following persons: (i) the spouse of such Management Holder, (ii) the children of such Management Holder, (iii) a trust of which there are no principal beneficiaries other than such Management Holder, such Management Holder’s spouse or such Management Holder’s children, (iv) upon the death of such Management Holder, the beneficiaries under the terms of any trust or will of the Management Holder or by law of intestate succession, and (v) any charitable foundation or similar charitable organization founded and controlled by such Management Holder or the Management Holder jointly (and which remains under the control of such Management Holder or the Management Holder jointly, as applicable).
               The consummation of the Transaction will be conditioned upon, among other things: (i) shareholder approval of the Transaction; (ii) the absence of any material adverse effect with respect to the Company; (iii) completion of a tender offer and consent solicitation for all of a Company subsidiary’s outstanding 9.75% senior subordinated notes; and (iv) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Acts of 1976 and the receipt of other antitrust and regulatory approvals.
               The purpose of the Transaction is to acquire 100% of the equity interest in the Company. Concurrently with consummation of the Transaction, it is contemplated that the Common Stock will be delisted from The NASDAQ National Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.
               The articles of incorporation and by-laws, as amended, of BCP Acquisition in effect immediately prior to the Effective Time, will be the articles of incorporation and by-laws of the surviving corporation in the Transaction. Additionally, the directors of BCP Acquisition immediately prior to the Effective Time will be the directors of the surviving corporation in the Transaction.

               Other than as described above and in the Merger Agreement, none of the Reporting Persons have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans or proposals).
               References to, and descriptions of, the Merger Agreement, the Galen Voting Agreement and the Management Voting Agreement in this Item 4 are qualified in their entirety by this reference to the Merger Agreement, the Galen Voting Agreement and the Management Voting Agreement, copies of which are filed as Exhibits 2, 3 and 4, respectively, to this Schedule 13D and which are incorporated by reference in this Item 4 in their entirety where such references and descriptions appear.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
               (a) and (b). The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. For the purpose of Rule 13d-3 promulgated under the Act, the Reporting Persons, by entering into the Management Voting Agreement and by the BCP Acquisition Entities entering into the Galen Voting Agreement with the Galen Holders, may be deemed to have shared voting power and/or shared dispositive power with respect to (and therefore beneficially own) 10,879,760 shares of Common Stock, representing approximately 15.3% of the total outstanding Common Stock. The calculation of the foregoing percentage is based on 71,004,134 shares of common stock outstanding as of May 1, 2006, based on the Company’s quarterly report on Form 10-Q for the quarterly period ended April 1, 2006 filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2006.
               Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. None of the Reporting Persons has beneficial ownership of any shares of Common Stock, except as described in this Schedule 13D.
               (c) None of the Reporting Persons has engaged in any transaction during the past 60 days in, any shares of Common Stock, except as described in this Schedule 13D.
               (d) Not applicable.
               (e) Not applicable.
               References to, and descriptions of, the Galen Voting Agreement and Management Voting Agreement in this Item 5 are qualified in their entirety by reference to the Galen Voting Agreement and Management Voting Agreement, copies of which are filed as Exhibits 3 and 4 to this Schedule 13D, respectively, and which are incorporated by reference in this Item 5 in their entirety where such references and descriptions appear.

ITEM 6.	CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.
               The responses to Items 3, 4 and 5 of this Schedule 13D and Exhibits 2, 3, and 4 are incorporated herein by reference.
               Pursuant to the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), BCP Acquisition will be merged with and into the Company, at which time the separate corporate existence of BCP Acquisition shall cease and the Company shall continue its existence as the surviving corporation (the “Merger”). Upon consummation of the Merger, (i) each share of the common stock, par value $0.01 per share, of BCP Acquisition issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, $0.01 par value per share, of the Company; (ii) all shares of Common Stock that are owned by the Company as treasury stock and any shares of Common Stock owned by the BCP Acquisition Entities immediately prior to the Effective Time shall be cancelled and shall cease to exist and no payment shall be made or consideration delivered in respect thereof; and (iii) each share of Common Stock (other than (A) shares to be cancelled (B) shares of Common Stock owned by any wholly-owned subsidiary of the Company, which shall remain outstanding, and (C) dissenting shares issued and outstanding immediately prior to the Effective Time shall be automatically converted as of the Effective Time into the right to receive $6.55 in cash per share, without interest.
               Except as set forth in this Schedule 13D, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Company.
               References to, and descriptions of, the Merger Agreement in this Item 6 are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2 to this Schedule 13D and which is incorporated by reference in this Item 6 in its entirety where such references and descriptions appear.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
               1. Joint Filing Agreement.
               2. Agreement and Plan of Merger, dated June 30, 2006, among Grand Slam Holdings, LLC, Grand Slam Acquisition Corp. and Encore Medical Corporation (incorporated by reference to Exhibit 2.1 to the Encore Medical Corporation’s Report on Form 8-K furnished to the SEC on July 3, 2006, File no. 000-26538).
               3. Voting Agreement, dated June 30, 2006, among Grand Slam Holdings, LLC, Grand Slam Acquisition Corp., Galen Partners III, L.P., Galen Partners International III, L.P., and Galen Employee Fund III, L.P.
               4. Voting Agreement, dated June 30, 2006, among Grand Slam Holdings, LLC, Grand Slam Acquisition Corp., Kenneth W. Davidson and Harry L. Zimmerman.

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 10, 2006

KENNETH W. DAVIDSON

/s/ Kenneth W. Davidson

HARRY L. ZIMMERMAN

/s/ Harry L. Zimmerman